UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          STANDARD MOTOR PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                          STANDARD MOTOR PRODUCTS, INC.
                            (Filing Person (Offeror))

               6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009
                         (Title of Class of Securities)

                                   853666 AB1
                      (CUSIP Number of Class of Securities)

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                            CARMINE J. BROCCOLE, ESQ.
                  VICE PRESIDENT GENERAL COUNSEL AND SECRETARY
                          STANDARD MOTOR PRODUCTS, INC.
                              37-18 NORTHERN BLVD.
                           LONG ISLAND CITY, NY 11101
                                 (718) 392-0200
           (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)


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                                 WITH A COPY TO:
                              BRIAN J. CALVEY, ESQ.
                            KELLEY DRYE & WARREN LLP
                               400 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (203) 324-1400

                            CALCULATION OF FILING FEE


================================================================================
       TRANSACTION                                         AMOUNT OF FILING
      VALUATION(1)                                              FEE(2)
--------------------------------------------------------------------------------
       $20,000,000                                              $1,116
================================================================================


(1) For the purpose of calculating the filing fee only, this amount assumes the exchange of $20,000,000 principal amount of the existing 6 3/4% Convertible Subordinated Debentures due 2009 of Standard Motor Products, Inc. for $20,000,000 principal amount of newly issued 15% Convertible Subordinated Debentures due 2011.

(2) The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,116.00
Form or Registration No.:  Schedule TO (File No. 5-31214)
Filing Party:  Standard Motor Products, Inc.
Date Filed:  March 20, 2009

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

         |_|  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
         |_|  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

                                TABLE OF CONTENTS


Item 4.                                                                     1


Item 12.                                                                    1


SIGNATURE                                                                   4

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 to Schedule TO (this "Amendment") further amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Standard Motor Products, Inc., a New York corporation (the "Company"), with the United States Securities and Exchange Commission (the "Commission") on March 20, 2009 as previously amended by Amendment No. 1 thereto on April 8, 2009. This Amendment relates to the offer by the Company to exchange (the "Exchange Offer") $1,000 principal amount of its new 15% Convertible Subordinated Debentures due 2011 (the "New Debentures") for each $1,000 principal amount of its currently outstanding 6 3/4% Convertible Subordinated Debentures due 2009 (the "Old Debentures") validly tendered and accepted, up to a maximum of $20,000,000 principal amount on a pro rata basis. This Amendment further amends and supplements the Schedule TO as set forth below.

         The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Company's Offer to Exchange dated March 20, 2009 (as amended or supplemented from time to time, the "Offer to Exchange") and the related letter of transmittal (the "Letter of Transmittal"), which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. An Offer to Exchange Supplement, dated April 8, 2009 (the "Offer to Exchange Supplement"), amending and supplementing the Offer to Exchange and related Letter of Transmittal was filed as exhibit (a)(1)(vi) to Amendment No. 1 to the Schedule TO. The Offer to Exchange, the related Letter of Transmittal and the Offer to Exchange Supplement are incorporated herein by reference in response to all the applicable items in the Schedule TO, except that such information is hereby further amended and supplemented to the extent specifically provided herein.

         This Amendment No. 2 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

         The second sentence of the first paragraph under the caption "Miscellaneous" in the section "The Exchange Offer" on page 23 of the Offer to Exchange has been amended and restated in its entirety as follows:

"We may assert those conditions with respect to the Exchange Offer regardless of the circumstances giving rise to them."

ITEM 12.  EXHIBITS.

(a)(1)(i)*     Offer to Exchange, dated March 20, 2009.

(a)(1)(ii)*    Letter of Transmittal.

(a)(1)(iii)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

(a)(1)(iv)*    Letter to Clients.

(a)(1)(v)*     Notice of Guaranteed Delivery.

(a)(1)(vi)*    Offer to Exchange Supplement, dated April 8, 2009.

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)(i)*     Press Release, issued March 20, 2009.

(a)(5)(ii)*    Press Release, issued April 8, 2009.

(b)            None.

(c)            None.

(d)(i) Form of Indenture (including form of convertible debenture) (incorporated by reference to Exhibit T3C to the Company's Form T-3, filed on March 20, 2009).

(d)(ii) Form of Subordinated Debenture Indenture (including form of convertible debenture) (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 2 to its Registration Statement on Form S-3 (Registration No. 333-79177), filed on July 20, 1999).

(d)(iii) Employee Stock Ownership Plan and Trust, dated January 1, 1989 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1989).

(d)(iv) 1996 Independent Outside Directors Stock Option Plan of Standard Motor Products, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).

(d)(v) 1994 Omnibus Stock Option Plan of Standard Motor Products, Inc., as amended and restated, (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-59524), filed on April 25, 2001).

(d)(vi) Supplemental Compensation Plan effective October 1, 2001 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(vii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(viii) Change of Control Agreement, dated December 12, 2001, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(ix) Amendment to the Standard Motor Products, Inc. Supplemental Compensation Plan, effective December 1, 2006 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(x) Retention Bonus and Insurance Agreement, dated December 26, 2006, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xi) Retention Bonus and Insurance Agreement dated December 26, 2006, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xii) Standard Motor Products, Inc. Special Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K filed January 28, 2008).

(d)(xiii) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and John Gethin (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xiv) Amendment to Severance Compensation Agreement, dated as of December 15, 2008, between Standard Motor Products, Inc. and James Burke (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(xv) Amended and Restated Supplemental Executive Retirement Plan, dated as of December 15, 2008 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

(g)            None.

(h)            None.

*              Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            STANDARD MOTOR PRODUCTS, INC.
Dated: April 21, 2009                       By:  /s/ James J. Burke
                                                 ------------------
                                                  Name: James J. Burke
                                                  Title: Vice President Finance
                                                    and Chief Financial Officer